FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐                No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Translation of significant event dated November 6, 2003

2.	Press Release Dated November 19, 2003 titled, “Banco Santander Chile and Almacenes Paris Announce a Commercial Strategic Alliance.”

ITEM 1

Santiago, November 6, 2003

Mr. Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Mr. Superintendent,

In conformity with Articles 9 and 10 of Law 18,045 and Chapter 18-10 of the Superintendency of Bank and Financial Institutions’ Guidelines, we inform you that in an official document dated October 31, 2003 granted at the Notary Public Office of Mssr. Gonzalo de la Cuadra Fabres, Banco Santander Chile and Santiago Leasing S.A., sole owners of the subsidiary of Banco Santander Chile, “Cobranzas y Recaudaciones Limitada” agreed to sell their stake in the company to America Consulting S.A that acquired 99.9% and Inversiones y Rentas San Antonio Limitada that acquired the remaining 0.1%.

Once we comply with the official publication of this transaction, this operation will be concluded and the company “Sociedad y Recaudaciones Limitada” will no longer be a subsidiary of the Bank.

Best regards,

OSCAR VON CHRISMAR CARVAJAL

Chief Executive Office

ITEM 2

BANCO SANTANDER CHILE AND ALMACENES PARIS

ANNOUNCE A COMMERCIAL STRATEGIC ALLIANCE

➢	Through this alliance, both the customers of Santander Chile, the largest bank in Chile and Almacenes Paris, the third retailer in Chile, will have access to several innovative and exclusive benefits.

➢	The agreement includes the transfer of the financial assets and premises of the Santiago Express division of Banco Santander Chile to Almacenes Paris, and the transfer to Banco Santander Chile of the financial assets of Almacenes Paris’ Prime (high-income) client portfolio.

➢	The Board of Directors of both entities approved the agreement, which will have a minimum term of five years.

Santiago, November 19, 2003. Banco Santander Chile, the largest bank in Chile and Almacenes Paris, the third largest retailer, announced an agreement to develop a commercial strategic alliance, to strengthen commercial synergies between both entities, and offer exclusive benefits to their clients.

The alliance considers:

•	The transfer from Banco Santander Chile to Banco Paris (in formation), the financial assets and branch network of Banco Santander Chile’s Santiago Express division, and the hiring of this division’s personnel, which will be the core structure of the future Banco Paris. The final value of this transaction is subject to due diligence, which should be concluded within 90 days.

•	Almacenes Paris will transfer to Banco Santander Chile the financial assets of the Prime (high-income) customers of Almacenes Paris, which will become part of the Bank’s retail banking business segment.

•	Banco Santander Chile, will technically evaluate the access of Almacenes Paris’ and Banco Paris’ customers to Banco Santander Chile’s ATM network, the largest in Chile.

•	Banco Santander Chile and Almacenes Paris will develop and extend all their loyalty and affinity programs, offering innovative and exclusive benefits to both client bases.

•	Banco Santander Chile customers will be allowed to use their debit cards in Almacenes Paris stores.

•	Almacenes Paris, will also distribute through its retail stores some of Banco Santander Chile’s financial products and services.

The finalization of this agreement is subject to the approval of the Chilean Superintendency of Banks and Financial Institutions and to the results of a due diligence process by both parties, which should be concluded within 90 days.

Oscar von Chrismar, CEO of Banco Santander Chile, stated that “we have a firm commitment of giving concrete benefits to our clients and this alliance was signed with this purpose in mind. This alliance opens a new range of opportunities and benefits, for the clients of both institutions. This strategic alliance will be the pillar of a long-term relationship”.

José Miguel Gálmez, CEO of Almacenes Paris Enterprises, reaffirmed the strategic advantages of this alliance, emphasizing that this agreement accelerates the Banco Paris project by 5 or 6 years. In other words, Banco Paris will open to the public during the first months of 2004, with a modern and financially consolidated operation, with outstanding loans of Ch$80,000 millions, 70,000 customers, and the existing 32 branches from Santiago Express, plus those branches that Almacenes Paris will open in the stores, totaling over 40 sales points. Finally, Gálmez added, that this agreement will strongly strengthen their business in the higher income segments, positively affecting the sales of the retailer.

According to the latest figures published by the SBIF for the month of September 2003, Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank also has the largest distribution network with 346 branches and 1,098 ATMs. The Bank has the highest credit ratings among all Latin American companies with an A- rating from both Standard and Poor’s and Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 84.14% of Banco Santander Chile.

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
562-320-8505	562-320-8284	562-647-6474

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	November 20, 2003	By:	/s/ Gonzalo Romero

Name: Gonzalo Romero Title: General Counsel